Morgan Stanley Natural Resource
         Development Securities Inc. (the "Fund")


Item 77.C.  Matters Submitted to a Vote of Security Holders

	At a Special Meeting of Stockholders held on January 12, 2010, the stockholders of the Fund approved an Agreement and Plan of Reorganization between the Fund and Morgan Stanley Commodities Alpha Fund, a series of
Morgan Stanley Series Fund.


For:	  4,093,920.115
Against:    416,449.154
Abstain:    303,976.510